

April 15, 2011

<u>Via E-mail</u>
Martin M. Ellen
Executive Vice President and Chief Financial Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

> **Re:** **Dr Pepper Snapple Group, Inc.**
> **Form 10-K**
> **Filed February 22, 2011**
> **File No. 001-33829**

Dear Mr. Ellen:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director